Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS  RELEASE

November 27, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 69,022,637

WESTERN WIND TO RELEASE THE THIRD QUARTER ENDING SEPTEMBER 30, 2012
– CONFERENCE CALL SCHEDULED

VANCOUVER, November 27, 2012 - Western Wind Energy Corp. - (Toronto Venture Exchange - "WND") (OTCQX -"WNDEF"), will release its financial results for the quarter ending September 30, 2012 after the close of business on November 29, 2012. The company will be holding a conference call on Friday November 30, 2012 at 1:00pm Eastern Time (10:00 am Pacific Time).

To participate in the conference call, please dial the following:

Toll free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Participants should dial in 5 - 10 minutes prior to the conference.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

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ON BEHALF OF THE BOARD OF DIRECTORS

“signed”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered "forward-looking statements, including the outcome of initial expressions of interest received from, and the results of due diligence investigations of, participants engaged in the Company's sale process, the likelihood of a formal purchase offer being made by prospective purchaser and, in the event the Company enters into a definitive sale agreement with a prospective purchaser, the consummation of the sale transaction and the value to shareholders of such a transaction. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions (including that the Company is able to successfully identify a prospective purchaser in connection with its previously-announced sales process, that it is able to successfully negotiate, settle the terms of and enter into a definitive agreement in respect of such sale and that it is able to satisfy all conditions to the completion of the sale including receipt of all applicable regulatory approvals including corporate, governmental and regulatory approvals), such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

SOURCE: Western Wind Energy

For further information:

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

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